EXHIBIT 12-35
DTE ENERGY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months
	Ended June 30	Twelve Months Ended December 31
	2005	2004	2003	2002	2001	2000
(Millions of Dollars)

Earnings:
Pretax earnings	$71	$396	$266	$465	$190	$480
Adjustments	3	2	26	24	31	26
Fixed charges	271	546	570	558	477	370

Net earnings	$345	$944	$862	$1,047	$698	$876

Fixed charges:
Interest expense	$257	$518	$546	$554	$469	$336
Adjustments	14	28	24	4	8	34

Fixed charges	$271	$546	$570	$558	$477	$370

Ratio of earnings to fixed charges	1.27	1.73	1.51	1.88	1.46	2.37